 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Mannelly, Patrick J. (Last) (First) (Middle) Suite 700 2500 Windy Ridge Parkway (Street) Atlanta, GA 30339 (City) (State) (Zip) U.S.	2. Issuer Name and Ticker or Trading Symbol Coca-Cola Enterprises Inc. CCE 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 2001 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President and Chief Financial Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	12/27/2001	M (1) |	4,674 | A | $5.000		D
Common Stock	12/27/2001	F (1) |	15,627 | D | $19.255		D
Common Stock	12/27/2001	M (1) |	10,953 | A | $4.625	40,200	D
Common Stock	07/27/2000	A |	1,500 | A | $19.070	2,400	I	Custodian For Minor Children
Common Stock				9,888	I	By 401(k) and Supplement 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Mannelly, Patrick J. - December 2001
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
1991 SOP (Restated 2/92) (right to buy)	$4.625	12/27/2001	M (1) |	(D) 45,600	02/18/1993 | 02/19/2002	Common Stock - 45,600	$19.255	0	D
1991 SOP (Restated 2/92) 1993 Grant	$5.000	12/27/2001	M (1) |	(D) 18,000	02/10/1994 | 02/11/2003	Common Stock - 18,000	$19.255	0	D
Deferred Phantom Share Unit	1 for 1	12/27/2001	M (1) |	(A) 47,973	(1) | (1)	Common Stock - 47,973		47,973	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 01-09-2002 ** Signature of Reporting Person Date E. Liston Bishop III, Attorney-in-Fact for Patrick J. Mannelly Page 2 SEC 1474 (3-99)

Mannelly, Patrick J. - December 2001
Form 4 (continued)
FOOTNOTE Descriptions for Coca-Cola Enterprises Inc. CCE

Form 4 - December 2001

Patrick J. Mannelly
Suite 700
2500 Windy Ridge Parkway
Atlanta, GA 30339
Explanation of responses:

 (1)   Pursuant to an election made on June 4, 2001, the reporting person: (a) exercised options to acquire 63,600 shares of common stock and (b) deferred the receipt of such shares of common stock until October 4, 2004. The exercise price was deemed to have been paid based on an attestation by the reporting person that he owned shares with an aggregate market price at least equal to the exercise price. The number of shares realized upon exercise of the option was reduced by that number of shares having a market value at the exercise date equal to the exercise price.

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